UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ermenegildo Zegna N.V.

(Name of Issuer)

Ordinary shares, nominal value €0.02 per share

(Title of Class of Securities)

N30577 105

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N30577 105	13G/A	Page 2 of 5

(1)	NAMES OF REPORTING PERSONS MONTERUBELLO S.S.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 149,734,550[1]
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 149,734,550
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,734,550
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.8%[2]
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1

Monterubello participates in the loyalty voting structure of Zegna, which enables qualifying Zegna shareholders to receive special voting shares for each eligible Ordinary Share (as defined below) they hold for certain uninterrupted periods of time. In particular, each Zegna Special Voting Share A entitles its holder to one extra vote, therefore attributing, in effect, double voting rights to the associated Ordinary Share. The Zegna Special Voting Shares A are not listed, have only de minimis economic entitlements, in compliance with Dutch law, and are transferrable only in very limited circumstances together with the associated Ordinary Share. As a consequence of participating in the loyalty voting structure, Monterubello beneficially owns, in addition to the Ordinary Shares indicated above, 149,734,550 Zegna Special Voting Shares A received on December 18, 2023.

2

Calculated based on 250,310,263 Ordinary Shares issued and outstanding. This percentage does not take into account the voting rights arising from the loyalty voting structure of Zegna. Taking into account Monterubello’s ownership of Zegna Special Voting Shares A described in footnote 1 above, Monterubello’s voting power in Zegna is approximately 73.9% . Such percentage is calculated as the ratio of (i) the aggregate number of Ordinary Shares and Zegna Special Voting Shares A beneficially owned by Monterubello to (ii) 250,310,263 Ordinary Shares issued and outstanding and 154,981,350 Zegna Special Voting Shares A issued and outstanding.

CUSIP NO. N30577 105	13G/A	Page 3 of 5

Item 1(a).	Name of Issuer:

Ermenegildo Zegna N.V. (“Zegna” or the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy.

Item 2(a).	Name of Person Filing:

MONTERUBELLO S.S. (“Monterubello”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Monterubello’s principal place of business is Via Marconi 23, 13835 Valdilana loc. Trivero, Italy.

Item 2(c).	Citizenship:

Monterubello is organized under the laws of Italy.

Item 2(d).	Title of Class of Securities:

Ordinary shares, nominal value €0.02 per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

N30577 105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

See response to Item 9 on the cover page.

Item 4(b).	Percent of Class:

See response to Item 11 on the cover page.

Item 4(c).	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: See response to Item 5 on the cover page.

(ii)	Shared power to vote or direct the vote: See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of: See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of: See response to Item 8 on the cover page.

CUSIP NO. N30577 105	13G/A	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

This Item 10 is not applicable.

CUSIP NO. N30577 105	13G/A	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024	MONTERUBELLO S.S.
	By:	/s/ Ermenegildo Zegna di Monte Rubello
		Name:	Ermenegildo Zegna di Monte Rubello
		Title:	President